Archipelago Learning, Inc.
3400 Carlisle Street, Suite 345
Dallas, Texas 75204
November 17, 2009
VIA EDGAR & FACSIMILE
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. Larry Spirgel and Mr. Reid Hooper

Re:	Archipelago Learning, Inc. Registration Statement on Form S-1 File No. 333-161717
Dear Sirs:
     We refer to the registration statement on Form S-1 (File No. 333-161717) (as amended, the “Registration Statement”) of Archipelago Learning, Inc. (the “Company”), relating to the registration of its common stock, par value $0.001 per share.
     Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the effectiveness of the Registration Statement be accelerated so that it may become effective at 4:00 PM (Eastern time) on Thursday, November 19, 2009, or as soon as practicable thereafter.
     The Company hereby acknowledges the following:
     1. Should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
     2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
     3. The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, the Company hereby confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, with respect to the proposed public offering of the securities specified in the Registration Statement.
     Please call Alexander D. Lynch at (212) 310-8971 of Weil, Gotshal & Manges LLP to confirm the effectiveness of the Registration Statement or with any questions.

Very truly yours, ARCHIPELAGO LEARNING, INC.
By:	/s/ Tim McEwen
Tim McEwen
President and Chief Executive Officer

cc:	Alexander D. Lynch Weil, Gotshal & Manges LLP

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